UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. )*

Under the Securities Exchange Act of 1934

Twist Bioscience Corporation
(Name of Issuer)
Common stock, par value $0.00001 per share
(Title of Class of Securities)
90184D100
(CUSIP Number)
December 31, 2018
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☑ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90184D100

1.	Name of Reporting Person Illumina, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐ (Joint filers)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	Sole Voting Power 1,773,530 shares

Shared Voting Power 0 shares

Sole Dispositive Power 1,773,530 shares

Shared Dispositive Power 0 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,773,530

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.3%[1]

12.	Type of Reporting Person (See Instructions) CO

[1] The percentage ownership was calculated based on 28,017,924 shares of the issuer’s common stock outstanding as of February 1, 2019 as reported by the issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 11, 2019.

CUSIP No. 90184D100

Item 1.
	(a)	Name of Issuer Twist Bioscience Corporation (the “Issuer”)
	(b)	Address of Issuer’s Principal Executive Offices 455 Mission Bay Boulevard South Suite 545 San Francisco, CA 94158

Item 2.
	(a)	Name of Person Filing Illumina, Inc.
	(b)	Address of Principal Business Office or, if none, Residence 5200 Illumina Way San Diego, CA 92122
	(c)	Citizenship Delaware
	(d)	Title of Class of Securities Common stock, par value $0.00001 per share, of the Issuer.
	(e)	CUSIP No. 90184D100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 1,773,530 shares
(b)
Percent of class:
6.3%. The percentage stated herein was calculated based on 28,017,924 shares of the Issuer’s common stock outstanding as of February 1, 2019 as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 11, 2019.

(c) Number of shares as to which the person has:
(i) Sole power to vote or direct the vote: 1,773,530 shares
(ii) Shared power to vote or to direct the vote: 0 shares
(iii) Sole power to dispose or to direct the disposition of: 1,773,530 shares
(iv) Shared power to dispose or to direct the disposition of: 0 shares

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certifications
Not applicable.

Signature

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

ILLUMINA, INC. (registrant)

Dated:	April 2, 2019	/s/ SAM A. SAMAD
Sam A. Samad Senior Vice President and Chief Financial Officer